SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Update

São Paulo, April 4, 2017 - GOL Linhas Aéreas Inteligentes S.A., (NYSE: GOL and BM&FBOVESPA: GOLL4), Brazil's #1 airline, provides its Investor Update.  The information below for the March quarter 2017 is preliminary and unaudited.

Overall Commentary

•     GOL expects a March quarter operating margin of 12.0-12.5%, an increase of approximately 400 b.p. over the March 2016 quarter operating margin of 8.3%, excluding non-recurring results.

•     Passenger unit revenue (PRASK) for the March quarter was down 3.0-3.5% year over year, offset by demand trends and higher load factors as GOL’s rational pricing, capacity discipline and revenue management strategies continue to benefit results. For the March quarter, GOL expects unit revenue (RASK) to decrease 1.0-1.5%.

•     Non-fuel unit costs (CASK ex-fuel), excluding non-recurring expenses, are expected to be down approximately 6% for the March quarter versus same quarter of the prior year.

•     GOL reduced total debt, including finance and operating leases, by R$1.0 billion in the quarter for a total of more than R$4.7 billion debt reduction in the last 15 months (including yesterday’s repayment of its 7.5% Senior notes due 2017).

Guidance

EBITDA Margin (excluding non-recurring)

EBIT Margin (excluding non-recurring)

Ancillary Revenue (cargo and other)

Average fuel price per liter

Average exchange rate

Non-recurring expenses

Passenger unit revenue (PRASK)

CASK Ex-fuel (excluding non-recurring expenses)

Capacity – ASK

Capacity – Seats

March Quarter 2017 16.5-17.0% 12.0-12.5% 12.2-12.5% of total net revenues R$2.12–R$2.16 R$3.16 R$47–R$60 million March Quarter 2017 Vs March Quarter 2016 Down 3.0-3.5% Down ~6% Down 2.1% Down 13.4%

1	GOL Linhas Aéreas Inteligentes S.A.

Investor Update

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 32mm p.a. on more than 700 daily flights to 63 destinations in Brazil and 11 destinations in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 14,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record.  GOL’s shares are traded on the NYSE (GOL) and the BM&FBOVESPA (GOLL4).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.